Skadden, Arps, Slate, Meagher & Flom llp
155 NORTH WACKER DRIVE CHICAGO, ILLINOIS 60606-1720 ________ TEL: (312) 407-0700 FAX: (312) 407-0411 www.skadden.com February 7, 2018
FIRM/AFFILIATE OFFICES
-----------
BOSTON
HOUSTON
LOS ANGELES
NEW YORK
PALO ALTO
WASHINGTON, D.C.
WILMINGTON
-----------
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549
RE:	Equity Long/Short Opportunities Fund (File No. 811-22611)—Preliminary Proxy Statement

Ladies and Gentlemen:

On behalf of Equity Long/Short Opportunities Fund (the “Fund”), we are enclosing herewith for filing a Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) in connection with a special meeting of shareholders of the Fund. The Preliminary Proxy Statement is filed pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the General Rules and Regulations of the Securities and Exchange Commission promulgated thereunder.
If you have any questions or require any further information with respect to this filing, please call the undersigned at (312) 407-0641.

Very truly yours,

/s/ Kevin T. Hardy
Kevin T. Hardy

Enclosure